Mail Stop 4561

August 19, 2008

John Caldwell
President and Chief Executive Officer
SMTC Corporation
635 Hood Road
Markham, Ontario, Canada L3R 4N6

      Re: **SMTC Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed March 31, 2008
             File No. 000-31051

Dear Mr. Caldwell:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

John Caldwell
SMTC Corporation
August 19, 2008
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 8: Financial Statements and Supplementary Data, page 36

Consolidated Statements of Operations and Comprehensive Income for the years ended, page F-4

1.   We note your disclosure regarding your revenue policy for the "sale of products" as well as the services you offer. Tell us how you considered the guidance in Rule 5-03(b) of Regulation S-X in presenting one line item for net revenue on your statements of operations. Tell us the significance of revenue you generate from each subcaption identified in Rule 5-03(b).1 of Regulation S-X.

Note 2. Significant accounting policies, page F-7

(iv) Revenue recognition, page F-8

2.   Explain the nature of any multiple element arrangements including the accounting treatment for each deliverable of these arrangements. In this regard, you disclose that you derive revenue from the sale of electronics equipment that has been built to customer specifications. We further note your disclosure that service revenue related to engineering and design services is recognized as the services are performed. Your response should provide a clear understanding of your various multiple element arrangements and the accounting and separation guidance relied upon for each type of deliverable.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief